82-3818

GRUPO
HERDEZ.

RECEIVED
2004 APR 20 A 10:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 14, 2004.

04024444

SECURITIES AND EXCHANGE COMMISSION.
DIVISION OF CORPORATION FINANCE.
OFFICE OF INTERNATIONAL CORPORATE FINANCE
STOP 3-2
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs.:

Attached you will find two copies of Consolidated Financial Statement corresponding to the period 4th. Quarter 2003 at December 31, 2003 and 2002. One with Judge Financial Information. This information was sent to the Mexican Stock Exchange too.

Please send a copy of this letter back sign or seal FAX NUMBER 52 01 57 97 Mexico, city.

If you have any questions, please let me know.

PROCESSED
APR 21 2004
THOMSON FINANCIAL

Regards.

ERNESTO RAMOS ORTIZ.

dlw 4/20

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2003 AND 2002
(Thousands of Pesos)

REF S	CONCEPTS	2003 Amount	%	2002 Amount	%
1	**TOTAL ASSETS**	**4,538,692**	**100**	**4,549,175**	**100**
2	**CURRENT ASSETS**	**2,294,515**	**51**	**2,346,920**	**52**
3	CASH AND SHORT TERM INVESTMENTS	66,948	1	158,868	3
4	ACCOUNTS RECEIVABLE (NET)	872,803	19	749,477	16
5	OTHER RECEIVABLES (NET)	251,679	6	334,656	7
6	INVENTORIES	953,283	21	884,933	19
7	OTHER CURRENT ASSETS	149,802	3	218,986	5
8	**LONG-TERM**	**156,628**	**3**	**128,816**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	-	-	-	-
10	INVESTMENT IN COMMON STOCK OF ASSOCIATED COMPANIES	156,628	3	128,816	3
11	OTHER INVESTMENTS	-	-	-	-
12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**1,825,089**	**40**	**1,804,401**	**40**
13	PROPERTY	863,681	19	764,500	17
14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,690,627	37	1,588,984	35
15	OTHER EQUIPMENT	170,483	4	171,202	4
16	ACCUMULATED DEPRECIATION	1,069,607	24	998,400	22
17	CONSTRUCTION IN PROGRESS	169,905	4	278,115	6
18	**DEFERRED ASSETS (NET)**	**262,460**	**6**	**269,038**	**6**
19	**OTHER ASSETS**	-	-	-	-
20	**TOTAL LIABILITIES**	**2,479,345**	**100**	**2,392,925**	**100**
21	**CURRENT LIABILITIES**	**909,279**	**37**	**896,055**	**37**
22	TRADE ACCOUNTS PAYABLE	342,176	14	310,119	13
23	BANK LOANS	468,164	19	349,023	15
24	STOCK MARKET LOANS	-	-	-	-
25	TAXES PAYABLE	12,240	0	8,675	0
26	OTHER CURRENT LIABILITIES	86,699	3	228,238	10
27	**LONG-TERM LIABILITIES**	**1,216,026**	**49**	**1,065,396**	**45**
28	BANK LOANS	1,216,026	49	1,065,396	45
29	STOCK MARKET LOANS	-	-	-	-
30	OTHER LOANS	-	-	-	-
31	**DEFERRED LOANS**	**333,861**	**13**	**415,152**	**17**
32	**OTHER LIABILITIES**	**20,179**	**1**	**16,322**	**1**
33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**2,059,347**	**100**	**2,156,250**	**100**
34	**MINORITY INTEREST**	**494,108**	**24**	**510,506**	**24**
35	**MAJORITY INTEREST**	**1,565,239**	**76**	**1,645,744**	**76**
36	**CONTRIBUTED CAPITAL**	**998,177**	**48**	**998,906**	**46**
37	COMMON STOCK (NOMINAL)	421,392	20	439,418	20
38	RESTATEMENT OF COMMON STOCK	388,418	19	371,122	17
39	ADDITIONAL PAID-IN CAPITAL	188,367	9	188,366	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-	-	-	-
41	**CAPITAL INCREASE (DECREASE)**	**567,062**	**28**	**646,838**	**30**
42	RETAINED EARNINGS AND CAPITAL RESERVE	2,334,434	113	2,251,646	104
43	REPURCHASE FUND OF SHARES	167,147	8	168,333	8
44	DEFICIT FROM RESTATEMENT	(1,991,448)	(97)	(1,920,946)	(89)
45	NET INCOME FOR THE YEAR	56,929	3	147,805	7

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED BALANCE SHEET

BREAKDOWN OF MAIN CONCEPTS

AS OF DECEMBER 31, 2003 AND 2002

(Thousands of Pesos)

REF S	CONCEPTS	2003		2002	
		Amount	%	Amount	%
3	**CASH AND SHORT TERM INVESTMENTS**	**66,948**	**100**	**158,868**	**100**
46	CASH	-	-	-	-
47	SHORT-TERM INVESTMENTS	66,948	100	158,868	100
18	**DEFERRED ASSETS (NET)**	**262,460**	**100**	**269,038**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	262,460	100	269,038	100
49	GOODWILL	-	-	-	-
50	DEFERRED TAXES	-	-	-	-
51	OTHERS	-	-	-	-
21	**CURRENT LIABILITIES**	**909,279**	**100**	**896,055**	**100**
52	FOREIGN CURRENCY LIABILITIES	112,188	12	10,861	1
53	MEXICAN PESOS LIABILITIES	797,091	88	885,194	99
24	**STOCK MARKET LOANS**	**-**	**100**	**-**	**100**
54	COMMERCIAL PAPER	-	-	-	-
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	-	-	-	-
56	CURRENT MATURITIES OF BONDS	-	-	-	-
26	**OTHER CURRENT LIABILITIES**	**86,699**	**100**	**228,238**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	-	-	-	-
58	OTHER CURRENT LIABILITIES WITHOUT COST	86,699	100	228,238	100
27	**LONG-TERM LIABILITIES**	**1,216,026**	**100**	**1,065,396**	**100**
59	FOREIGN CURRENCY LIABILITIES	317,776	26	344,329	32
60	MEXICAN PESOS LIABILITIES	898,250	74	721,067	68
29	**STOCK MARKET LOANS**	**-**	**100**	**-**	**100**
61	BONDS	-	-	-	-
62	MEDIUM TERM NOTES	-	-	-	-
30	**OTHER LOANS**	**-**	**100**	**-**	**100**
63	OTHER LOANS WITH COST	-	-	-	-
64	OTHER LOANS WITHOUT COST	-	-	-	-
31	**DEFERRED LOANS**	**333,861**	**100**	**415,152**	**100**
65	NEGATIVE GOODWILL	-	-	-	-
66	DEFERRED TAXES	333,861	100	415,152	100
67	OTHERS	-	-	-	-
32	**OTHER LIABILITIES**	**20,179**	**100**	**16,322**	**100**
68	RESERVES	20,179	100	16,322	100
69	OTHERS LIABILITIES	-	-	-	-
44	**DEFICIT FROM RESTATEMENT**	**(1,991,448)**	**100**	**(1,920,946)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	-	-	-	-
71	INCOME FROM NON-MONETARY POSITION ASSETS	(1,991,448)	100	(1,920,946)	100

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED BALANCE SHEET

OTHER CONCEPTS

AS OF DECEMBER 31, 2003 AND 2002

(Thousands of Pesos)

REF S	CONCEPTS	2003 Amount	2002 Amount
72	WORKING CAPITAL	1,385,236	1,450,865
73	PENSIONS FUND AND SENIORITY PREMIUMS	12,553	9,511
74	EXECUTIVES (*)	16	16
75	EMPLOYEES (*)	2,438	2,047
76	WORKERS (*)	3,076	3,074
77	OUTSTANDING ORDINARY SHARES (*)	421,124,663	422,046,063
78	REPURCHASED SHARES (*)	10,875,337	9,953,937

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

YTD DECEMBER 2003 vs YTD DECEMBER 2002

(Thousands of Pesos)

REF R	CONCEPTS	YTD DECEMBER 2003		YTD DECEMBER 2002	
		Amount	%	Amount	%
1	**NET SALES**	**5,098,871**	**100**	**4,751,528**	**100**
2	COST OF SALES	3,095,190	61	2,706,114	57
3	**GROSS PROFIT**	**2,003,681**	**39**	**2,045,414**	**43**
4	OPERATING EXPENSES	1,676,042	33	1,533,248	32
5	**OPERATING INCOME**	**327,639**	**6**	**512,166**	**11**
6	COMPREHENSIVE FINANCING COST	104,270	2	134,551	3
7	**INCOME AFTER COMPREHENSIVE FINANCING COST**	**223,369**	**4**	**377,615**	**8**
8	OTHER EXPENSE (INCOME)	11,445	0	(14,048)	(0)
9	**INCOME BEFORE TAXES AND PROFIT SHARING**	**211,924**	**4**	**391,663**	**8**
10	RESERVE FOR INCOME TAXES AND PROFIT SHARING	73,500	1	107,173	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**138,424**	**3**	**284,490**	**6**
12	EQUTIY IN EARNINGS OF ASSOCIATED COMPANIES	9,308	0	5,035	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**147,732**	**3**	**289,525**	**6**
14	INCOME OF DISCONTINUOUS OPERATIONS	-	-	-	-
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**147,732**	**3**	**289,525**	**6**
16	EXTRAORDINARY ITEMS, NET EXPENSES (INCOME)	-	-	-	-
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	-	-	-	-
18	**NET INCOME**	**147,732**	**3**	**289,525**	**6**
19	MINORITY INCOME	90,803	2	141,720	3
20	**MAJORITY INCOME**	**56,929**	**1**	**147,805**	**3**

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

YTD DECEMBER 2003 vs YTD DECEMBER 2002

(Thousands of Pesos)

REF R	CONCEPTS	YTD DECEMBER 2003		YTD DECEMBER 2002	
		Amount	%	Amount	%
1	**NET SALES**	**5,098,871**	**100**	**4,751,528**	**100**
21	DOMESTIC	4,740,105	93	4,432,856	93
22	FOREIGN	358,766	7	318,672	7
23	TRANSLATED INTO DOLLARS (***)	32,383	1	31,759	1
6	**COMPREHENSIVE FINANCING COST**	**104,270**	**100**	**134,551**	**100**
24	INTEREST EXPENSE	122,401	117	125,060	93
25	FOREING EXCHANGE LOSS	13,174	13	45,394	34
26	INTEREST INCOME	5,530	5	6,275	5
27	FOREING EXCHANGE GAIN	-	-	-	-
28	MONETARY POSITION GAIN	(25,775)	(25)	(29,628)	(22)
42	UDIS RESTATEMENT LOSS	-	-	-	-
43	UDIS RESTATEMENT GAIN	-	-	-	-
8	**OTHER EXPENSE (INCOME)**	**11,445**	**100**	**(14,048)**	**100**
29	OTHER NET EXPENSES (INCOME), NET	11,445	100	(14,048)	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	-	-	-	-
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	-	-	-	-
10	**RESERVE FOR INCOME TAXES AND PROFIT SHARING**	**73,500**	**100**	**107,173**	**100**
32	INCOME TAX	119,534	163	98,886	92
33	DEFERRED INCOME TAX	(46,034)	(63)	1,409	1
34	WORKERS' PROFIT SHARING	-	-	6,878	6
35	DEFERRED WORKERS' PROFIT SHARING	-	-	-	-

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

OTHER CONCEPTS

YTD DECEMBER 2003 vs YTD DECEMBER 2002

(Thousands of Pesos)

REF R	CONCEPTS	YTD DECEMBER 2003 Amount	YTD DECEMBER 2002 Amount
36	TOTAL SALES	5,641,126	5,279,474
37	NET INCOME OF THE YEAR	362,224	290,842
38	NET SALES (**)	5,098,871	4,751,528
39	OPERATING INCOME (**)	327,639	512,166
40	MAJORITY NET INCOME (**)	56,929	147,805
41	NET INCOME (**)	147,732	289,525

(**) LAST TWELVE MONTHS

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

4TH. QUARTER 2003 vs 4TH. QUARTER 2002

(Thousands of Pesos)

REF T	CONCEPTS	3RD. QUARTER 2003		3RD. QUARTER 2002	
		Amount	%	Amount	%
1	**NET SALES**	**1,647,835**	**100**	**1,454,024**	**100**
2	COST OF SALES	1,000,373	61	813,221	56
3	**GROSS PROFIT**	**647,462**	**39**	**640,803**	**44**
4	OPERATING EXPENSES	556,090	34	497,666	34
5	**OPERATING INCOME**	**91,372**	**6**	**143,137**	**10**
6	COMPREHENSIVE FINANCING COST	16,916	1	29,414	2
7	**INCOME AFTER COMPREHENSIVE FINANCING COST**	**74,456**	**5**	**113,723**	**8**
8	OTHER EXPENSE (INCOME)	14,413	1	(5,618)	(0)
9	**INCOME BEFORE TAXES AND PROFIT SHARING**	**60,043**	**4**	**119,341**	**8**
10	RESERVE FOR INCOME TAXES AND PROFIT SHARING	18,923	1	19,290	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**41,120**	**2**	**100,051**	**7**
12	EQUTIY IN EARNINGS OF ASSOCIATED COMPANIES	7,865	0	1,091	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**48,985**	**3**	**101,142**	**7**
14	INCOME OF DISCONTINUOUS OPERATIONS	-	-	-	-
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**48,985**	**3**	**101,142**	**7**
16	EXTRAORDINARY ITEMS, NET EXPENSES (INCOME)	-	-	-	-
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	-	-	-	-
18	**NET INCOME**	**48,985**	**3**	**101,142**	**7**
19	MINORITY INCOME	24,304	1	42,244	3
20	**MAJORITY INCOME**	**24,681**	**1**	**58,898**	**4**

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

4TH. QUARTER 2003 vs 4TH. QUARTER 2002

(Thousands of Pesos)

REF T	CONCEPTS	3RD. QUARTER 2003		3RD. QUARTER 2002	
		Amount	%	Amount	%
1	**NET SALES**	**1,647,835**	**100**	**1,454,024**	**100**
21	DOMESTIC	1,531,081	93	1,356,019	93
22	FOREIGN	116,754	7	98,005	7
23	TRANSLATED INTO DOLLARS (***)	10,225	1	9,147	1
6	**COMPREHENSIVE FINANCING COST**	**16,916**	**100**	**29,414**	**100**
24	INTEREST EXPENSE	28,241	167	34,629	118
25	FOREING EXCHANGE LOSS	2,587	15	3,381	11
26	INTEREST INCOME	337	2	(1,648)	(6)
27	FOREING EXCHANGE GAIN	-	-	-	-
28	MONETARY POSITION GAIN	(13,575)	(80)	(10,244)	(35)
8	**OTHER EXPENSE (INCOME)**	**14,413**	**100**	**(5,618)**	**100**
29	OTHER NET EXPENSES (INCOME), NET	14,413	126	(5,618)	40
30	(PROFIT) LOSS ON SALE OF OWN SHARES	-	-	-	-
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	-	-	-	-
10	**RESERVE FOR INCOME TAXES AND PROFIT SHARING**	**18,923**	**100**	**19,290**	**100**
32	INCOME TAX	57,441	304	19,290	100
33	DEFERRED INCOME TAX	(38,518)	(204)	-	-
34	WORKERS' PROFIT SHARING	-	-	-	-
35	DEFERRED WORKERS' PROFIT SHARING	-	-	-	-

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

YTD DECEMBER 2003 vs YTD DECEMBER 2002

(Thousands of Pesos)

REF C	CONCEPTS	YTD DECEMBER 2003 Amount	YTD DECEMBER 2002 Amount
1	**NET INCOME**	**147,732**	**289,525**
2	+(-) NON-CASH ITEMS	82,302	159,487
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**230,034**	**449,012**
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(224,887)	(85,545)
5	**NET RESOURCES PROVIDED BY OPERATING ACTIVITIES**	**5,147**	**363,467**
6	CASH FLOW FROM EXTERNAL FINANCING	256,597	156,619
7	CASH FLOW FROM INTERNAL FINANCING	(169,644)	(131,387)
8	**NET RESOURCES PROVIDED BY (USED IN) FINANCING ACTIVITIES**	**86,953**	**25,232**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(184,020)**	**(279,059)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT TERM INVESTMENTS	(91,920)	109,640
11	CASH AND SHORT TERM INVESTMENTS AT THE BEGINNING OF PERIOD	158,868	49,228
12	CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD	66,948	158,868

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

YTD DECEMBER 2003 vs YTD DECEMBER 2002

(Thousands of Pesos)

REF C	CONCEPTS	YTD DECEMBER 2003 Amount	YTD DECEMBER 2002 Amount
2	+(-) NON-CASH ITEMS	82,302	159,487
13	DEPRECIATION AND AMORTIZATION	121,915	120,962
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	3,856	(1,835)
15	+ (-) FOREIGN EXCHANGE LOSS (GAIN)	13,174	45,394
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES RESTATEMENT	-	-
17	+ (-) OTHER ITEMS	(56,643)	(5,034)
40	+ (-) OTHER ITEMS NOT RELATED TO EBITDA	-	-
4	**CASH FLOW FROM CHANGES IN WORKING CAPITAL**	**(224,887)**	**(85,545)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(56,979)	30,549
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(127,324)	(98,790)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	69,185	(74,635)
21	+ (-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	32,057	(5,594)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(141,826)	62,925
6	**CASH FLOW FROM EXTERNAL FINANCING**	**256,597**	**156,619**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	117,164	(45,394)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	139,433	373,929
25	+ DIVIDEND RECEIVED	-	-
26	+ OTHER FINANCING	-	-
27	(-) BANK FINANCING AMORTIZATION	-	(171,916)
28	(-) STOCK MARKET LOANS AMORTIZATION	-	-
29	(-) OTHER FINANCING AMORTIZATION	-	-
7	**CASH FLOW FROM INTERNAL FINANCING**	**(169,644)**	**(131,387)**
30	+ (-) PURCHASES OF COMPANY'S COMMON STOCK	(1,916)	95,920
31	(-) DIVIDENDS PAID	(167,728)	(227,307)
32	+ ADDITIONAL PAID-IN CAPITAL	-	-
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	-	-
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(184,020)**	**(279,059)**
34	+ (-) INVESTMENTS IN COMMON STOCK	(32,665)	(117,668)
35	(-) PURCHASES OF PROPERTY, PLANT AND EQUIPMENT	(71,142)	(41,048)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(72,743)	(71,833)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	-	-
38	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	-	-
39	+ (-) OTHER ITEMS	(7,470)	(48,510)

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
RATIOS
CONSOLIDATED

REF P	CONCEPTS	YTD DECEMBER 2003		YTD DECEMBER 2002	
	YIELD				
1	NET INCOME TO NET SALES	2.90	%	6.09	%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	3.64	%	8.98	%
3	NET INCOME TO TOTAL ASSETS (**)	3.25	%	6.36	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	43.98	%	51.66	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	17.45	%	10.23	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.12	times	1.04	times
7	NET SALES TO FIXED ASSETS (**)	2.79	times	2.63	times
8	INVENTORIES ROTATION (**)	3.25	times	3.06	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	54	days	49	days
10	INTEREST EXPENSE TO TOTAL LIABILITIES WITH COST (**)	7.27	%	8.84	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	54.63	%	52.60	%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.20	times	1.11	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	17.34	%	14.84	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	66.63	%	59.04	%
15	OPERATING INCOME TO INTEREST EXPENSE	2.68	times	4.10	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.06	times	1.99	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.52	times	2.62	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.48	times	1.63	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.93	times	0.98	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	7.36	%	17.73	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	4.51	%	9.45	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	-4.41	%	-1.80	%
23	CASH GENERATED (USED) IN OPERATING ACTIVITIES TO INTEREST EXPENSE	0.04	times	2.91	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING ACTIVITIES	295.10	%	620.72	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING ACTIVITIES	-195.10	%	-520.72	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	38.66	%	14.71	%

(**) LAST TWELVE MONTHS

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
DATA PER SHARE

REF D	CONCEPTS	YTD DECEMBER 2003 Amount		YTD DECEMBER 2002 Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.13		$ 0.35	
2	BASIC PROFIT PER PREFERENT SHARE (**)	-		-	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	-		-	
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE(**)	$ 0.13		$ 0.35	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	-		-	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	-		-	
7	EFFECT BY CHANGES IN ACCOUNTING PRINCIPLES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	-		-	
8	BOOK VALUE PER SHARE	$ 3.72		$ 3.90	
9	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.15		$ 0.18	
10	STOCK DIVIDEND PER SHARE	-	shares	-	shares
11	MARKET PRICE TO BOOK VALUE	1.02	times	0.91	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	28.11	times	10.10	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	-	times	-	times

(**) USING LAST TWELVE MONTHS NET INCOME

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THI STOCK CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 31 OF DECEMBER OF 2003 AND 2002 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASIS AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. PABLO LEZAMA VÉLEZ.
DIRECTOR DE FINANZAS.

C.P. ERNESTO RAMOS ORTIZ.
DIRECTOR EJECUTIVO DE ADMINISTRACIÓN Y FINANZAS

MÉXICO, D.F. MARCH 26 OF 2004.

Members of the Board:

The year 2003 was characterized by strong contrasts, showing evidences of a world-wide economic recovery, starting with the United States of America and China, followed by Japan, that after some years of economic stagnation are now showing recovery signs.

Yet, Mexico's GDP grew only 1.3% in real terms, resulting in a flat domestic consumption.

For Grupo Herdez, 2003 was also a year of great contrasts, as for a second year in a row, we achieved record sales both in terms of volume and pesos, established important agreements with world-wide leader companies, started up the most modern pasta production facility in Latin America, as well as initiated the construction of a new and modern manufacturing plant for McCormick de Mexico, S.A. de C.V. Nevertheless, in spite of all these achievements, our earnings decreased in comparison with the previous year.

Regarding the fourth quarter of the year, our sales increased 10% in real terms, reaching $1,594mn pesos, 13% more than the period's budget. Net profit was $24mn pesos, which compares favorably with the loss of the third quarter of 2003.

In 2003 Grupo Herdez sold 42.7mn cases, showing an increase of 13.7% compared to 2002. Annual sales reached $5,099mn pesos, 7.3% more in real terms than the previous year. It is worth highlighting the good results of the following lines: Juices, fruits and desserts with a 19% increase, including the new fruit drink "Festín"; as well as Sauces, Syrups, Vegetables, Pastas, Meat and seafood, among others. Our exports, increased 5.2% in cases and 12.6% in value terms over the same period. It is important to note the good performance of our Spain operations.

In spite of these good performances, our cost of goods grew 14.4% due in a sense to the global economic recovery. Yet, in spite of price increases carried out during the year, we were not able to transfer all raw and packaging materials' increases on to our consumers.

In order to maintain the market share of our main products and also because of the high investments carried out by our competition in the market, we were forced to increase our advertising and promotions' investments, resulting in a 9.4% real growth of operating expenses.

Our operating profit decreased $186mn or 36% and thus, our operating cash flow "EBITDA" also contracted by the same amount to end at $450mn pesos for the year.

Due to all of the above, our 2003 net profit decreased to $57mn pesos. These results included a non-recurring charge of $18.9mn, related to the sale of machinery acquired

at the time we purchased assets and brands from Kraft, as well as the expenses resulting from the start up of the Barilla plant in San Luis Potosí.

During 2003 our results were not satisfactory, and thus, we established operating measures that can be summarized in three points:

- Operating rationalization
- Efficiency
- Profitable Growth

With these measures, we will gradually return to the expected profitability and thus continue to be leaders in the markets in which we participate.

In spite of the 2003 difficulties, we will continue with expansion plans during 2004, with the innovation and launching of new products and packaging, and we will pursue strategic alliances that will enable us to carry on our profitable growth. An example of this growth was the agreement established with Heineken, leader in the beer industry, which undoubtedly will be a profitable business, opening greater opportunities in the Institutional market.

It is also important to highlight that our "mom & pop" stores distribution channel, had a good year, reaching more than 15'000 points of sale.

With great pride we inform you of the recognition granted to us by our clients "Walmart" and "Soriana" as the best supplier in our sector for the year 2003, confirming thus our commitment to service.

During 2004, we announce with great satisfaction, that we reached 90 years of providing our clients and consumers with high quality and prestigious products. We will continue to renew and consolidate ourselves in order to remain leader in the markets in which we participate for at least another 90 years.

We extend our sincere thanks to our executives and employees, to our partners, McCormick, Hormel and Barilla, as well as to our clients, suppliers and in particular to our shareholders, for their trust in us.

Today, Tomorrow and Always,
"With all Trust ... is Herdez"

Enrique Hernández-Pons Torres
President

NOTE 1. STRUCTURE OF THE COMPANY.

THE MAIN ACTIVITIES OF GRUPO HERDEZ ARE:

A) TO PROMOTE, CONSTITUTE, ORGANIZE, AND TAKE SHARE IN THE CAPITAL STOCK OF ALL ENTERPRISES, AS MEXICANS TO FOREIGNS, AND TO SHARE IN THEIR ADMINISTRATION OR LIQUIDATION.

B) THE ACQUISITION, SELLING AND THE NEGOTIATIONS OF ALL KIND OF SECURITIES PERMITTED BY LAW, WITHOUT TO MAKE ACTS OF INTERMEDIATION IN THE MEXICAN MARKET STOCK.

GRUPO HERDEZ SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES:

HERDEZ, S.A. DE C.V., GRUPO BUFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MCCORMICK DE MEXICO, S.A. DE C.V., AND SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.

HERDEZ, S.A. DE C.V. SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES:
ARPONS, S.A. DE C.V., HERIMEX, S.A. DE C.V., HERSAIL, S.A. DE C.V., HERPORT, S.A. DE C.V. AND GRUPO INMOBILIARIO.

NOTE 2. ACCOUNTING POLICIES.

A) ALL THE MAIN OPERATIONS AND BALANCES INTER COMPANIES ARE ELIMINATED IN THE CONSOLIDATION. IN THE INDIVIDUAL COMPARATIVE FINANCIAL STATEMENTS ARE PRESENTED THE INVESTMENT IN SUBSIDIARIES WITH THE EQUITY METHOD. NET GOODWILL IS ADDED TO THIS ROW.

B) SHORT TERM INVESTMENTS ARE STATED AT COST, APPROXIMATES MARKET VALUE.

C) INVENTORIES ARE EXPRESSED AT THE LAST PURCHASE PRICE OR PRODUCTION COST, WHICH DOES NOT EXCEED MARKET. COST OF SALES IS DETERMINED BY THE LAST-IN FIRST-OUT METHOD.

D) PROPERTY, PLANT AND EQUIPMENT AND THE RELATED ACCUMULATED DEPRECIATION ARE RESTATED BY APPLYING THE NATIONAL CONSUMER PRICE INDEX (NCPI) IN ACCORDANCE WITH THE FIFTH SERIES OF

FINANCIAL STATEMENT NOTES
ANNEX 2

AMENDMENTS TO STATEMENT B-10 OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. (MIPA)

THE ADMINISTRATION OF THE COMPANY CONSIDERED THAT THE UPDATING OF THE FIXED ASSETS OF 2001, WOULD BE GREATER THAN THE MARKET VALUE , FOR THIS REASON THE VALUE OF THE FIXED ASSETS WERE LIMITED UNTIL 31 AS DECEMBER OF 2001.

AS THE SAME WAY, THE SHIPS OF YAVAROS WILL BE UPDATED WITH THE (NCPI) OF THE COUNTRY WHERE WERE ACQUIRED, BECAUSE THE VALUE IS MORE REALISTIC ACCORDING WITH THEIR CHARACTERISTICS.

E) TRANSACTIONS IN FOREIGN CURRENCIES ARE RECORDED AT THE RATES OF EXCHANGE PREVAILING ON THE DATES THEY ARE ENTERED INTO AND/OR SETTLED. ASSETS AND LIABILITIES DENOMINATED IN SUCH CURRENCIES ARE STATED AT THE MEXICAN PESO EQUIVALENTS RESULTING FROM APPLYING THE YEAR -END RATES. EXCHANGE DIFFERENCES ARISING FROM FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE DATES ON WHICH TRANSACTIONS ARE ENTERED AND THOSE ON WHICH THEY ARE SETTLED, OR THE BALANCE SHEET DATES, ARE CHARGED OR CREDITED TO INCOME.

NOTE 3. PROPERTY, PLANT AND EQUIPMENT.

PROPERTY	270,110	38,119	231,991	351,199	143,081	440,109
MACHINERY	673,941	233,201	440,740	895,814	453,713	882,841
TRANSPORT EQ.	23,900	13,691	10,209	36,330	25,861	20,678
OFFICE EQUIPM.	28,271	12,637	15,634	37,270	27,403	25,501
COMPUTER EQ.	34,522	25,576	8,946	10,190	5,437	13,699
OTHER	18,980	8,034	10,946	101,893	82,854	29,985
Total Deprec	1,049,724	331,258	718,466	1,432,696	738,349	1,412,813
No Depreciation Assets						
GROUNDS	87,194		87,194	155,178		242,372
CONST. IN PROC	161,947		161,947	7,958		169,905
No Depr. TOTAL	249,141		249,141	163,136		412,277
TOTAL	1,298,865	331,258	967,607	1,595,832	738,349	1,825,090

NOTE 4. CONTINGENT LIABILITIES.

THIS BALANCE IS INTEGRATED FOR THE SENIORITY PREMIUMS THAT ALL THE WORKERS HAVE RIGTH WHEN THEY FINISH THEIR LABOR RELATION AFTER 12 YEARS OF SERVICE ACCORDING WITH THE COLLECTIVE LABOR CONTRACT LESS THE AMOUNT THAT THE COMPANY HAS IN AN IRREVOCABLE TRUST

FUND. ALL THE AMOUNTS HAVE BEEN DETERMINED BASED ON ACTUARIAL CALCULATIONS.

BELOW IS A SUMMARY OF THE MAIN CONSOLIDATED FINANCIAL DATA RELATIVE TO THE SENIORITY PREMIUMS AND PENSION PLANS.

	2003
PROJECTED BENEFIT OBLIGATION	(66,960)
PLAN ASSETS AT MARKET VALUE	11,250
UNAMORTIZED PRIOR SERVICE COST	30,011
UNAMORTIZED VARIATION IN ASSUMPTIONS AND ACTUARIAL ADJUSTMENTS	5,521
PROJECTED NET LIABILITY	(20,179)
ACCUMULATED BENEFIT OBLIGATION	(50,535)
UNAMORTIZED TRANSITION ASSET	30,357
NET COST FOR THE PERIOD	$ 9,273

THE TRANSITION LIABILITY IS AMORTIZED BY THE STRAIGHT LINE METHOD OVER THE AVERAGE REMAINING USEFUL LIVES OF THE EMPLOYEES EXPECTED TO RECEIVE THE BENEFITS (APPROXIMATELY 16 YEARS).

OTHER COMPENSATIONS BASED ON LENGTH OF SERVICE TO WHICH EMPLOYEES MAY BE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE FEDERAL LABOR LAW, ARE CHARGED TO INCOME IN THE YEAR IN WHICH THEY BECOME PAYABLE.

NOTE 5. EQUITY.
EQUITY IS INTEGRATED AS FOLLOWS:

	HISTORICAL	RESTATEMENT	TOTAL
CAPITAL STOCK	421,392	388,418	809,810
PREMIUM IN SALES OF SHARES	43,572	144,795	188,367
LEGAL RESERVE	40,588	39,599	80,187
RETAINED EARNINGS	1,135,821	1,118,426	2,254,247
REPURCHASE FUND	26,391	140,756	167,147
DEFICIT IN THE RESTATEMENT OF CAPITAL		(1,991,448)	(1,991,448)
NET INCOME	56,929	0	56,929
TOTAL	1,724,693	(159,454)	1,565,239

NOTE 6. REPURCHASE FUND.

IN EXTRAORDINARY MEETING CELEBRATED IN MARCH 1994, PRIOR AGREEMENT OF THE BOARD OF DIRECTORS AND IN TERMS OF THE SECURITIES MARKET LAW IT WAS DECIDED TO CREATE THIS REPURCHASE FUND IN AN AMOUNT OF $50,000 NOMINAL.
THIS FUND HAS BEEN UTILIZED SINCE JUNE 1998 ACQUIRING 2,564,000 TO $3.74 PER SHARE IN AVERAGE.
DURING 1999 3,499,000 MORE SHARES WERE ACQUIRED AT $3.08247 AVERAGE PRICE PER SHARE.
DURING 2000 1,466,000 MORE SHARES WERE ACQUIRED AT $3.00467 AVERAGE PRICE PER SHARE.
DURING 2001 1,915,037 MORE SHARES WERE ACQUIRED AT $2.5067 AVERAGE PRICE PER SHARE.
DURING 2002 WE SOLD 60,100 SHARES AT $4.0125 AVERAGE PRICE PER SHARE.
DURING 2002 570,000 MORE SHARES WERE ACQUIRED AT $3.8877 AVERAGE PRICE PER SHARE.
DURING 2003 WE SOLD 463,000 SHARES AT $3.4683 AVERAGE PRICE PER SHARE.
DURING 2003 1,384,400 MORE SHARES WERE ACQUIRED AT $3.4504 AVERAGE PRICE PER SHARE.

NOTE 7. COMPREHENSIVE FINANCING COST.

	CONSOLIDATED DATA
PAID INTERESTS	122,401
GAIN INTERESTS	5,530
EXCHANGE LOSS	13,174
GAIN ON NET MONETARY POSITION	(25,775)
TOTAL	104,270

NOTE 8. DEFFERRED TAXES.

IN ACCORDANCE WITH ACCOUNTING PRINCIPLES, WE HAVE TO RECOGNIZE SINCE THIS BEGINNING OF THE YEAR THE DEFFERRED TAXES OF INCOME TAX DERIVATED OF THE COMPARISON OF FISCAL AND ACCOUNT VALUES OF INVENTORIES AND FIXED ASSETS.

THE ACCUMULATED EFFECTS AS 31 OF DECEMBER WERE:

IN RESULTS: IN THE PROVISION TAXES	(46,034)
IN LIABILITIES: IN DEFFERRED TAXES	333,861

NOTE 9. MONTHLY NET INCOME (HISTORICAL AND UPDATED)

MONTH	HISTORICAL INCOME		N P C I		FACTOR	UPDATED INCOME	
	MONTH	ACCUM	CLOSING	ORIGEN		MONTH	ACCUM
Jan-03	10,406	10,406	106.996	103.320	1.0355	10,775	10,775
Feb-03	10,406	20,812	106.996	103.607	1.0327	10,746	21,522
Mar-03	10,406	31,217	106.996	104.261	1.0262	10,678	32,199
Apr-03	9,538	40,755	106.996	104.439	1.0244	9,771	41,970
May-03	9,538	50,293	106.996	104.102	1.0277	9,802	51,772
Jun-03	9,751	60,044	106.996	104.188	1.0269	10,013	61,786
Jul-03	(9,596)	50,448	106.996	104.339	1.0254	(9,840)	51,946
Aug-03	(9,596)	40,852	106.996	104.652	1.0223	(9,810)	42,136
Sep-03	(9,596)	31,256	106.996	105.275	1.0163	(9,752)	32,383
Oct-03	8,060	39,316	106.996	105.661	1.0126	8,162	40,545
Nov-03	8,060	47,376	106.996	106.538	1.0042	8,094	48,639
Dec-03	8,290	55,665	106.996	106.996	1.0000	8,290	56,929

AT DECEMBER 31, 2003 THE COMPANY HAD THE FOLLOWING MONETARY ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

	CONSOLIDATED
MONETARY ASSETS	11,602
MONETARY LIABILITIES	38,263
NET POSITION	(26,661)

AT DECEMBER 31, 2003, THE COMPANY HAD THE FOLLOWING NON MONETARY ASSETS IN FOREIGN CURRENCY.

	CONSOLIDATED
INVENTORIES	5,337
MACHINERY AND EQUIPMENT	103,012
TOTAL	108,349

DATA OF TRADE BALANCE CAN BE SEEN IN THE ANEX 6.

NOTA 10. INFORMATION BY BUSSINES AND GEOGRAPHICAL SEGMENTS.

THE ADMINISTRATION OF THE GROUP PREPARES INTERNALLY FINANCIAL INFORMATION THAT IT WORKS AS A BASE TO EVALUATE AND MAKE DECISIONS, BECAUSE OF THAT WE PRESENT THE INFORMATION BY BUSSINES AND GEOGRAPHICAL SEGMENTS.

(MILLIONS PESOS)
2003

	MÉXICO	ESTADOS UNIDOS	TOTAL
NET SALES	4,740	359	5,099
OPERATING PROFIT	306	21	327
NET INCOME	53	4	57
DEPR AND AMORT	114	8	122
EBITDA	421	29	450
TOTAL ASSETS	4,253	286	4,539
TOTAL LIABILITIES	2,323	156	2,479

THE INFORMATION BY BUSSINES SEGMENTS IS THE SAME BECAUSE THE SECTOR IS ONLY FOOD PRODUCTOS TO HUMAN CONSUMPTION.

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

QUARTER: 4 YEAR 2003
CONSOLIDATED INFORMATION

	COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousand of Pesos) Acquisiton Cost	Present Value
	SUBSIDIARIES					
1	HERDEZ, S.A. DE C.V.	PRODS ALIMENT ENVAS	300,000,000	100	91,310	717,441
2	MCCORMICK DE MEXICO, S.A. DE C.V.	PRODS ALIMENT ENVAS	450,000,000	50	163,603	303,607
3	GRUPO BUFALO, S.A. DE C.V.	PRODS ALIMENT ENVAS	37,000,063	100	38,465	103,200
4	MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95	12,427	20,060
5	YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,261,111	100	73,575	52,110
6	HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODS ALIM	1,000,000	50	29,782	59,312
7	ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	100	11,060	55,688
8	ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V.	PROD VEGET DESHIDRAT	5,388,187	100	35,459	42,754
9	HERSEA, S.A. DE C.V.	PESCA Y COMERCIALIZACION DE PROD MAR	40,050	100	40,000	44,968
10	SOCIEDAD DE DESARROLLO AGRICOLA, S.A. DE C.V.	PRODUCC AGROPECUARIA, FORESTAL Y APIC	4,550,000	50	2,275	-1,333
11	BARILLA MEXICO, S.A. DE C.V.	IMPORT DE PASTAS Y SALSAS	117,748,096	50	88,874	131,414
	OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)					
	Total Investment in Subsidiaries				586,830	1,529,221
	ASSOCIATEDS COMPANIES					
1	Other Affiliated Companies		1	0	156,628	156,628
2						
3						
	Other Associated Companies (4) (No. DE ASOC.:)					
	Total Investment in Associated Companies				156,628	156,628
	Other permanent investment					
	T O T A L				743,458	1,685,849

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousand of Pesos)

QUARTER: 4 YEAR 2003
CONSOLIDATED INFORMATION

	Credit Type / Institution	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency with National Entities (Thousand of Pesos)						Amortization of Credits in Foreign Currency with Foreign Entities (Thousand of Pesos)					
				Until 1 Year	More than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
	Banks																
1	BANCOMER	12/02/04	6.68	15,000	0												
2	BANCOMER	06/01/04	7.4	40,000	0												
3	BANCOMER	12/02/04	6.68	10,000	0												
4	BANCOMER*	30/06/05	7.25	30,000	15,000												
5	BANCOMER**	31/01/05	7.25	45,000	2,500												
6	BANCOMER*****	31/01/06	7.25	50,000	62,500												
7	BBVA BANCOMER ESPAÑA	17/09/04	4.5	0	0							4,424					
8	BBVA BANCOMER ESPAÑA	17/09/04	3.35	0	0							20,843					
9	BBVA BANCOMER ESPAÑA	17/09/04	3.75	0	0							2,961					
10	BBVA BANCOMER ESPAÑA	13/07/08	3.14	0	0												31,020
11	CAIXA PENEDES	19/06/05	7.75	0	0									38			
12	CAIXA PENEDES	07/11/05	7.75	0	0									170			
13	G.E. CAPITAL*****	29/08/08	3.65	0	0	24,722		24,720	24,722	24,722	12,361						
14	G.E. CAPITAL*****	29/08/08	3.65	0	0	31,464		31,464	31,464	31,464	15,733						
15	INBURSA	24/02/04	7.7	7,000	0												
16	INBURSA	01/06/08	7.5	0	100,000												
17	INBURSA	11/12/07	7.5	0	55,000												
18	INBURSA	18/03/07	7.5	0	100,000												
19	INBURSA	01/06/08	7.5	0	100,000												
20	INBURSA	01/06/08	7.5	0	72,000												
21	INBURSA	25/07/07	3.72	0	0					89,898							
22	INBURSA	01/06/08	7.5	0	25,000												
23	INBURSA	25/06/08	7.5	0	55,000												
24	INBURSA	18/03/07	7.5	0	130,000												
25	IXE	22/01/04	7.9	14,000	0												
26	IXE	12/02/04	6.65	20,000	0												
27	IXE	12/02/04	6.65	8,000	0												
28	IXE	13/01/04	0.07	13,000	0												
29	IXE	12/02/04	0.07	35,000	0												
30	SCOTIABANK INVERLAT	13/01/04	0.06	30,000	0												
31	SCOTIABANK INVERLAT	12/02/04	0.06	10,000	0												
32	SCOTIABANK INVERLAT	30/09/08	0.07	6,250	93,750												
33	SCOTIABANK INVERLAT	15/01/04	0.06	18,000	0												
34	SCOTIABANK INVERLAT	13/01/04	0.07	20,000	0												
35	SCOTIABANK INVERLAT****	30/06/08	0.07	12,500	87,500												
	Total Bank Loans			383,750	898,250	56,186	0	56,184	56,186	146,084	28,094	28,228	0	208	0	0	31,020
	Suppliers																
1	VARIOS PROVEEDORES			331,834	0							10,342					
2																	
3																	
	Total Suppliers			331,834	0	0	0	0	0	0	0	10,342	0	0	0	0	0
	Other Current Liabilities and other Credits																
1	**Other Current Liabilities and other Credits**			69,267	0							17,432					
	T O T A L			784,851	898,250	56,186	0	56,184	56,186	146,084	28,094	56,002	0	208	0	0	31,020

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE

(Thousand of Pesos)

QUARTER: 4 YEAR 2003
CONSOLIDATED INFORMATION

TRADE BALANCE	DOLARS		OTHER CURRENCIES		TOTAL
	Thousand of Dolars	Thousand of Pesos	Thousand of Dolars	Thousand of Pesos	Thousand of Pesos
FOREIGN MONETARY POSITION					
TOTAL ASSETS	6,968	78,301	3,691	52,076	130,377
LIABILITIES POSITION	28,524	354,240	5,371	75,724	429,964
SHORT TERM LIABILITIES POSITION	3,024	67,691	3,156	44,496	112,187
LONG TERM LIABILITIES POSITION	25,500	286,549	2,215	31,228	317,777
NET BALANCE	-21,556	-275,939	-1,680	-23,648	-299,587

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)

(Thousand of Pesos)

QUARTER: 4 YEAR 2003
CONSOLIDATED INFORMATION

Month	Monetary Assets	Monetary Liabilities	(Asset)Liabilities Monetary Position	Monthly Inflation	Monthly (Profit)and Loss
January	2,154,842	2,550,248	395,406	0.01	1,638
February	1,900,850	2,336,254	435,404	0.01	1,214
March	1,989,799	2,375,391	385,592	0.01	2,493
April	1,996,278	2,441,704	445,427	0.01	776
May	1,997,426	2,518,776	521,350	-0.01	-1,715
June	1,989,807	2,569,729	579,922	0.01	477
July	2,032,942	2,576,367	543,425	0.01	780
August	1,942,225	2,685,264	743,039	0.01	2,204
September	1,989,145	2,753,774	764,629	0.01	4,586
October	2,040,654	2,794,862	754,208	0.01	2,750
November	2,121,144	2,833,583	712,438	0.01	5,940
December	2,286,230	3,315,595	1,029,365	0.01	4,632
Actualization					0
Capitalizacion					0
Foreign Corp.					0
Other					0
TOTAL					25,775

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

QUARTER: 4 YEAR 2003
CONSOLIDATED INFORMATION

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
1 PLANTA MÉXICO	FAB MAY, MOST, JUGOS Y MERM	11,500	77
2 PLANTA S.L.P. LA PAZ	FAB MAY, MOST, ESPECIAS, TES	5,000	82
3 PLANTA S.L.P. INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS	5,500	70
4 PLANTA VERACRUZ	FAB CHILES, FRUTAS, JUGOS	6,000	50
5 PLANTA ENSENADA	FAB SALSAS, ACEITUNAS	1,500	58
6 PLANTA YAVAROS	ENLATADO DE SARDINA	800	60
7 PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	80
8 PLANTA VALLEJO	FAB DE CREMAS, JABONES	500	30
9 CENTRO DISTR MÉXICO	DISTR PROD HERDEZ, D MARIA, MCCORMICK	17,272	95
10 CENTRO DISTR CHIHUAHUA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,300	90
11 CENTRO DISTR S.L.P.	DISTR PROD HERDEZ, D MARIA, MCCORMICK	6,420	90
12 CENTRO DISTR GUADALAJARA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,843	90
13 CENTRO DISTR MÉRIDA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	1,600	90
14 CENTRO DISTR TIJUANA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,355	90
15 CENTRO DISTR MONTERREY	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,204	90
16 CENTRO DISTR PUEBLA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	5,550	90
15			
16			
17			

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MAIN RAW MATERIALS

QUARTER: 4 YEAR 2003
CONSOLIDATED INFORMATION

	DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
1	VASO	VITROCRISA				2.21
2	CARTON	ENVASES Y EMPAQUES DE MEXICO				2.49
3	ETIQUETA	LITOPLAS				2.16
4	TAPA	ALUCAPS MEXICANA				3.49
5	BOTE	INDUSTRIA METALICA DEL ENVASE				10.81
6	FRASCO	VIDRIERA QUERETARO				10.91
7	PLASTICOS	LITOPLAS				0.53
8	TETRAPAK	TETRAPAK				0.4
9	PELICULAS	PRORUSA				0.07
10	CAJILLA	PAESANO PRINTING				0.4
11	ACEITE DE SOYA	ACEITES CARGILL				9.39
12						

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

QUARTER: 4 YEAR 2003
CONSOLIDATED INFORMATION

DOMESTIC SELLS

MAIN PRODUCTS	TOTAL PRODUCTION VOLUME	TOTAL PRODUCTION AMOUNT	NET SELLS VOLUME	NET SELLS AMOUNT	MARKET SHARE (%)	MAIN TRADEMARKS	MAIN COSTUMERS
1 SALSAS Y ADEREZOS	18,939	1,226,146	15,425	2,371,999		HERDEZ	CIFRA WALL MART
2 JUGOS FRUTAS Y POST	5,607	376,039	5,519	608,180		DOÑA MARIA	COMERCIAL MEXICANA
3 VEGETALES	4,065	227,544	3,312	521,866		MCCORMICK	GIGANTE
4 MARISCOS Y CARNES	3,152	389,605	2,756	630,823		CARLOTA	SORIANA
5 VARIOS	1,400	19,550	242	127,089		YAVAROS	ISSSTE
6 PASTAS Y SALSAS	12,737	272,239	12,132	480,148		BUFALO	
7						BARILLA	
8						YEMINA	
5							
6							
T O T A L		2,511,123		4,740,105			

FOREIGN SELLS

MAIN PRODUCTS	NET SELLS VOLUME	NET SELLS AMOUNT	DESTINATION	MAIN TRADEMARKS	MAIN COSTUMERS
1 SALSAS Y ADEREZOS	2,439	240,685	USA	USA	HERDEZ
2 JUGOS FRUTAS Y POST	138	41,458	CENTROAMERIC	CENTROAMERIC	DOÑA MARIA
3 VEGETALES	499	43,363	SUDAMERICA	SUDAMERICA	BUFALO
4 MARISCOS Y CARNES	234	32,139	EUROPA	EUROPA	
5 VARIOS	8	1,121			
5					
6					
T O T A L		358,766			

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

QUARTER: 4 YEAR 2003
CONSOLIDATED INFORMATION

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
*	0	0	43,200,000	377,924,663	278,091,872	143,032,791	43,227	378,165
T O T A L			43,200,000	377,924,663	278,091,872	143,032,791	43,227	378,165

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
421,124,663

REPURCHASED OWN SHARES

SERIES	NUMBERS OF SHARES	MARKET VALUE OF THE SHARE T REPURCHAS	AT QUARTER
*	10,875,337	3.17608	3.8

INVESTMENT INFORMATION

QUARTER: 4 YEAR 2003
CONSOLIDATED INFORMATION

SE TIENE EN PROYECTO LA CONSTRUCCION DE UNA PLANTA EN SAN LUIS POTOSI.
CONSISTE BASICAMENTE EN LA RELOCALIZACION DE LA ACTUAL QUE SE TIENE EN AVE. DE LA PAZ Y SE . INSTALARAN LINEAS CON MAYOR CAPACIDAD A LA VEZ DE TENER MAYOR ESPACIO PARA UN CRECIMIENTO FUTURO.

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2003 AND 2002

(Thousands of Pesos)

REF S	CONCEPTS	2003 Amount	%	2002 Amount	%
1	**TOTAL ASSETS**	**4,538,692**	**100**	**4,549,175**	**100**
2	**CURRENT ASSETS**	**2,294,515**	**51**	**2,346,920**	**52**
3	CASH AND SHORT TERM INVESTMENTS	66,948	1	158,868	3
4	ACCOUNTS RECEIVABLE (NET)	872,803	19	749,477	16
5	OTHER RECEIVABLES (NET)	251,679	6	334,656	7
6	INVENTORIES	953,283	21	884,933	19
7	OTHER CURRENT ASSETS	149,802	3	218,986	5
8	**LONG-TERM**	**156,628**	**3**	**128,816**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	-	-	-	-
10	INVESTMENT IN COMMON STOCK OF ASSOCIATED COMPANIES	156,628	3	128,816	3
11	OTHER INVESTMENTS	-	-	-	-
12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**1,825,089**	**40**	**1,804,401**	**40**
13	PROPERTY	863,681	19	764,500	17
14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,690,627	37	1,588,984	35
15	OTHER EQUIPMENT	170,483	4	171,202	4
16	ACCUMULATED DEPRECIATION	1,069,607	24	998,400	22
17	CONSTRUCTION IN PROGRESS	169,905	4	278,115	6
18	**DEFERRED ASSETS (NET)**	**262,460**	**6**	**269,038**	**6**
19	**OTHER ASSETS**	-	-	-	-
20	**TOTAL LIABILITIES**	**2,479,345**	**100**	**2,392,925**	**100**
21	**CURRENT LIABILITIES**	**909,279**	**37**	**896,055**	**37**
22	TRADE ACCOUNTS PAYABLE	342,176	14	310,119	13
23	BANK LOANS	468,164	19	349,023	15
24	STOCK MARKET LOANS	-	-	-	-
25	TAXES PAYABLE	12,240	0	8,675	0
26	OTHER CURRENT LIABILITIES	86,699	3	228,238	10
27	**LONG-TERM LIABILITIES**	**1,216,026**	**49**	**1,065,396**	**45**
28	BANK LOANS	1,216,026	49	1,065,396	45
29	STOCK MARKET LOANS	-	-	-	-
30	OTHER LOANS	-	-	-	-
31	**DEFERRED LOANS**	**333,861**	**13**	**415,152**	**17**
32	**OTHER LIABILITIES**	**20,179**	**1**	**16,322**	**1**
33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**2,059,347**	**100**	**2,156,250**	**100**
34	**MINORITY INTEREST**	**494,108**	**24**	**510,506**	**24**
35	**MAJORITY INTEREST**	**1,565,239**	**76**	**1,645,744**	**76**
36	**CONTRIBUTED CAPITAL**	**998,177**	**48**	**998,906**	**46**
37	COMMON STOCK (NOMINAL)	421,392	20	439,418	20
38	RESTATEMENT OF COMMON STOCK	388,418	19	371,122	17
39	ADDITIONAL PAID-IN CAPITAL	188,367	9	188,366	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-	-	-	-
41	**CAPITAL INCREASE (DECREASE)**	**567,062**	**28**	**646,838**	**30**
42	RETAINED EARNINGS AND CAPITAL RESERVE	2,334,434	113	2,251,646	104
43	REPURCHASE FUND OF SHARES	167,147	8	168,333	8
44	DEFICIT FROM RESTATEMENT	(1,991,448)	(97)	(1,920,946)	(89)
45	NET INCOME FOR THE YEAR	56,929	3	147,805	7

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED BALANCE SHEET
BREAKDOWN OF MAIN CONCEPTS
AS OF DECEMBER 31, 2003 AND 2002 JUDGED FINANCIAL INFORMATION
(Thousands of Pesos)

REF S	CONCEPTS	2003 Amount	%	2002 Amount	%
3	**CASH AND SHORT TERM INVESTMENTS**	**66,948**	**100**	**158,868**	**100**
46	CASH	-	-	-	-
47	SHORT-TERM INVESTMENTS	66,948	100	158,868	100
18	**DEFERRED ASSETS (NET)**	**262,460**	**100**	**269,038**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	262,460	100	269,038	100
49	GOODWILL	-	-	-	-
50	DEFERRED TAXES	-	-	-	-
51	OTHERS	-	-	-	-
21	**CURRENT LIABILITIES**	**909,279**	**100**	**896,055**	**100**
52	FOREIGN CURRENCY LIABILITIES	112,188	12	10,861	1
53	MEXICAN PESOS LIABILITIES	797,091	88	885,194	99
24	**STOCK MARKET LOANS**	**-**	**100**	**-**	**100**
54	COMMERCIAL PAPER	-	-	-	-
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	-	-	-	-
56	CURRENT MATURITIES OF BONDS	-	-	-	-
26	**OTHER CURRENT LIABILITIES**	**86,699**	**100**	**228,238**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	-	-	-	-
58	OTHER CURRENT LIABILITIES WITHOUT COST	86,699	100	228,238	100
27	**LONG-TERM LIABILITIES**	**1,216,026**	**100**	**1,065,396**	**100**
59	FOREIGN CURRENCY LIABILITIES	317,776	26	344,329	32
60	MEXICAN PESOS LIABILITIES	898,250	74	721,067	68
29	**STOCK MARKET LOANS**	**-**	**100**	**-**	**100**
61	BONDS	-	-	-	-
62	MEDIUM TERM NOTES	-	-	-	-
30	**OTHER LOANS**	**-**	**100**	**-**	**100**
63	OTHER LOANS WITH COST	-	-	-	-
64	OTHER LOANS WITHOUT COST	-	-	-	-
31	**DEFERRED LOANS**	**333,861**	**100**	**415,152**	**100**
65	NEGATIVE GOODWILL	-	-	-	-
66	DEFERRED TAXES	333,861	100	415,152	100
67	OTHERS	-	-	-	-
32	**OTHER LIABILITIES**	**20,179**	**100**	**16,322**	**100**
68	RESERVES	20,179	100	16,322	100
69	OTHERS LIABILITIES	-	-	-	-
44	**DEFICIT FROM RESTATEMENT**	**(1,991,448)**	**100**	**(1,920,946)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	-	-	-	-
71	INCOME FROM NON-MONETARY POSITION ASSETS	(1,991,448)	100	(1,920,946)	100

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS

CONSOLIDATED BALANCE SHEET

OTHER CONCEPTS

AS OF DECEMBER 31, 2003 AND 2002 JUDGED FINANCIAL INFORMATION

(Thousands of Pesos)

REFS	CONCEPTS	2003	2002
		Amount	Amount
72	WORKING CAPITAL	1,385,236	1,450,865
73	PENSIONS FUND AND SENIORITY PREMIUMS	12,553	9,511
74	EXECUTIVES (*)	16	16
75	EMPLOYEES (*)	2,438	2,047
76	WORKERS (*)	3,076	3,074
77	OUTSTANDING ORDINARY SHARES (*)	421,124,663	422,046,063
78	REPURCHASED SHARES (*)	10,875,337	9,953,937

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS

CONSOLIDATED INCOME STATEMENT

YTD DECEMBER 2003 vs YTD DECEMBER 2002

(Thousands of Pesos)

REF R	CONCEPTS	YTD DECEMBER 2003		YTD DECEMBER 2002	
		Amount	%	Amount	%
1	**NET SALES**	**5,098,871**	**100**	**4,751,528**	**100**
2	COST OF SALES	3,095,190	61	2,706,114	57
3	**GROSS PROFIT**	**2,003,681**	**39**	**2,045,414**	**43**
4	OPERATING EXPENSES	1,676,042	33	1,533,248	32
5	**OPERATING INCOME**	**327,639**	**6**	**512,166**	**11**
6	COMPREHENSIVE FINANCING COST	104,270	2	134,551	3
7	**INCOME AFTER COMPREHENSIVE FINANCING COST**	**223,369**	**4**	**377,615**	**8**
8	OTHER EXPENSE (INCOME)	11,445	0	(14,048)	(0)
9	**INCOME BEFORE TAXES AND PROFIT SHARING**	**211,924**	**4**	**391,663**	**8**
10	RESERVE FOR INCOME TAXES AND PROFIT SHARING	73,500	1	107,173	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**138,424**	**3**	**284,490**	**6**
12	EQUTIY IN EARNINGS OF ASSOCIATED COMPANIES	9,308	0	5,035	0
13	***CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS***	**147,732**	**3**	**289,525**	**6**
14	INCOME OF DISCONTINUOUS OPERATIONS	-	-	-	-
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**147,732**	**3**	**289,525**	**6**
16	EXTRAORDINARY ITEMS, NET EXPENSES (INCOME)	-	-	-	-
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	-	-	-	-
18	**NET INCOME**	**147,732**	**3**	**289,525**	**6**
19	MINORITY INCOME	90,803	2	141,720	3
20	**MAJORITY INCOME**	**56,929**	**1**	**147,805**	**3**

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

YTD DECEMBER 2003 vs YTD DECEMBER 2002

(Thousands of Pesos)

REF R	CONCEPTS	YTD DECEMBER 2003 Amount	%	YTD DECEMBER 2002 Amount	%
1	**NET SALES**	**5,098,871**	**100**	**4,751,528**	**100**
21	DOMESTIC	4,740,105	93	4,432,856	93
22	FOREIGN	358,766	7	318,672	7
23	TRANSLATED INTO DOLLARS (***)	32,383	1	31,759	1
6	**COMPREHENSIVE FINANCING COST**	**104,270**	**100**	**134,551**	**100**
24	INTEREST EXPENSE	122,401	117	125,060	93
25	FOREING EXCHANGE LOSS	13,174	13	45,394	34
26	INTEREST INCOME	5,530	5	6,275	5
27	FOREING EXCHANGE GAIN	-	-	-	-
28	MONETARY POSITION GAIN	(25,775)	(25)	(29,628)	(22)
42	UDIS RESTATEMENT LOSS	-	-	-	-
43	UDIS RESTATEMENT GAIN	-	-	-	-
8	**OTHER EXPENSE (INCOME)**	**11,445**	**100**	**(14,048)**	**100**
29	OTHER NET EXPENSES (INCOME), NET	11,445	100	(14,048)	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	-	-	-	-
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	-	-	-	-
10	**RESERVE FOR INCOME TAXES AND PROFIT SHARING**	**73,500**	**100**	**107,173**	**100**
32	INCOME TAX	119,534	163	98,886	92
33	DEFERRED INCOME TAX	(46,034)	(63)	1,409	1
34	WORKERS' PROFIT SHARING	-	-	6,878	6
35	DEFERRED WORKERS' PROFIT SHARING	-	-	-	-

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

OTHER CONCEPTS

YTD DECEMBER 2003 vs YTD DECEMBER 2002

(Thousands of Pesos)

REF R	CONCEPTS	YTD DECEMBER 2003 Amount	YTD DECEMBER 2002 Amount
36	TOTAL SALES	5,641,126	5,279,474
37	NET INCOME OF THE YEAR	362,224	290,842
38	NET SALES (**)	5,098,871	4,751,528
39	OPERATING INCOME (**)	327,639	512,166
40	MAJORITY NET INCOME (**)	56,929	147,805
41	NET INCOME (**)	147,732	289,525

(**) LAST TWELVE MONTHS

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

YTD DECEMBER 2003 vs YTD DECEMBER 2002

(Thousands of Pesos)

REF C	CONCEPTS	YTD DECEMBER 2003 Amount	YTD DECEMBER 2002 Amount
1	**NET INCOME**	**147,732**	**289,525**
2	+(-) NON-CASH ITEMS	82,302	159,487
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**230,034**	**449,012**
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(224,887)	(85,545)
5	**NET RESOURCES PROVIDED BY OPERATING ACTIVITIES**	**5,147**	**363,467**
6	CASH FLOW FROM EXTERNAL FINANCING	256,597	156,619
7	CASH FLOW FROM INTERNAL FINANCING	(169,644)	(131,387)
8	**NET RESOURCES PROVIDED BY (USED IN) FINANCING ACTIVITIES**	**86,953**	**25,232**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(184,020)**	**(279,059)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT TERM INVESTMENTS	(91,920)	109,640
11	CASH AND SHORT TERM INVESTMENTS AT THE BEGINNING OF PERIOD	158,868	49,228
12	CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD	66,948	158,868

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

YTD DECEMBER 2003 vs YTD DECEMBER 2002

(Thousands of Pesos)

REF C	CONCEPTS	YTD DECEMBER 2003 Amount	YTD DECEMBER 2002 Amount
2	**+(-) NON-CASH ITEMS**	**82,302**	**159,487**
13	DEPRECIATION AND AMORTIZATION	121,915	120,962
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	3,856	(1,835)
15	+ (-) FOREIGN EXCHANGE LOSS (GAIN)	13,174	45,394
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES RESTATEMENT	-	-
17	+ (-) OTHER ITEMS	(56,643)	(5,034)
40	+ (-) OTHER ITEMS NOT RELATED TO EBITDA	-	-
4	**CASH FLOW FROM CHANGES IN WORKING CAPITAL**	**(224,887)**	**(85,545)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(56,979)	30,549
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(127,324)	(98,790)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	69,185	(74,635)
21	+ (-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	32,057	(5,594)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(141,826)	62,925
6	**CASH FLOW FROM EXTERNAL FINANCING**	**256,597**	**156,619**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	117,164	(45,394)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	139,433	373,929
25	+ DIVIDEND RECEIVED	-	-
26	+ OTHER FINANCING	-	-
27	(-) BANK FINANCING AMORTIZATION	-	(171,916)
28	(-) STOCK MARKET LOANS AMORTIZATION	-	-
29	(-) OTHER FINANCING AMORTIZATION	-	-
7	**CASH FLOW FROM INTERNAL FINANCING**	**(169,644)**	**(131,387)**
30	+ (-) PURCHASES OF COMPANY'S COMMON STOCK	(1,916)	95,920
31	(-) DIVIDENDS PAID	(167,728)	(227,307)
32	+ ADDITIONAL PAID-IN CAPITAL	-	-
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	-	-
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(184,020)**	**(279,059)**
34	+ (-) INVESTMENTS IN COMMON STOCK	(32,665)	(117,668)
35	(-) PURCHASES OF PROPERTY, PLANT AND EQUIPMENT	(71,142)	(41,048)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(72,743)	(71,833)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	-	-
38	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	-	-
39	+ (-) OTHER ITEMS	(7,470)	(48,510)

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
RATIOS
CONSOLIDATED

REF P	CONCEPTS	YTD DECEMBER 2003		YTD DECEMBER 2002	
	YIELD				
1	NET INCOME TO NET SALES	2.90	%	6.09	%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	3.64	%	8.98	%
3	NET INCOME TO TOTAL ASSETS (**)	3.25	%	6.36	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	43.98	%	51.66	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	17.45	%	10.23	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.12	times	1.04	times
7	NET SALES TO FIXED ASSETS (**)	2.79	times	2.63	times
8	INVENTORIES ROTATION (**)	3.25	times	3.06	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	54	days	49	days
10	INTEREST EXPENSE TO TOTAL LIABILITIES WITH COST (**)	7.27	%	8.84	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	54.63	%	52.60	%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.20	times	1.11	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	17.34	%	14.84	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	66.63	%	59.04	%
15	OPERATING INCOME TO INTEREST EXPENSE	2.68	times	4.10	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.06	times	1.99	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.52	times	2.62	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.48	times	1.63	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.93	times	0.98	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	7.36	%	17.73	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	4.51	%	9.45	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	-4.41	%	-1.80	%
23	CASH GENERATED (USED) IN OPERATING ACTIVITIES TO INTEREST EXPENSE	0.04	times	2.91	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING ACTIVITIES	295.10	%	620.72	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING ACTIVITIES	-195.10	%	-520.72	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	38.66	%	14.71	%
(**) LAST TWELVE MONTHS					

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS

DATA PER SHARE

REF D	CONCEPTS	YTD DECEMBER 2003		YTD DECEMBER 2002	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.13		$ 0.35	
2	BASIC PROFIT PER PREFERENT SHARE (**)	-		-	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	-		-	
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE(**)	$ 0.13		$ 0.35	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	-		-	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	-		-	
7	EFFECT BY CHANGES IN ACCOUNTING PRINCIPLES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	-		-	
8	BOOK VALUE PER SHARE	$ 3.72		$ 3.90	
9	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.17		$ 0.18	
10	STOCK DIVIDEND PER SHARE	-	shares	-	shares
11	MARKET PRICE TO BOOK VALUE	1.02	times	0.91	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	28.11	times	10.10	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	-	times	-	times

(**) USING LAST TWELVE MONTHS NET INCOME

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

4TH. QUARTER 2003 vs 4TH. QUARTER 2002

(Thousands of Pesos)

REF T	CONCEPTS	3RD. QUARTER 2003		3RD. QUARTER 2002	
		Amount	%	Amount	%
1	**NET SALES**	**1,647,835**	**100**	**1,454,024**	**100**
2	COST OF SALES	1,000,373	61	813,221	56
3	**GROSS PROFIT**	**647,462**	**39**	**640,803**	**44**
4	OPERATING EXPENSES	556,090	34	497,666	34
5	**OPERATING INCOME**	**91,372**	**6**	**143,137**	**10**
6	COMPREHENSIVE FINANCING COST	16,916	1	29,414	2
7	**INCOME AFTER COMPREHENSIVE FINANCING COST**	**74,456**	**5**	113,723	8
8	OTHER EXPENSE (INCOME)	14,413	1	(5,618)	(0)
9	**INCOME BEFORE TAXES AND PROFIT SHARING**	**60,043**	**4**	119,341	8
10	RESERVE FOR INCOME TAXES AND PROFIT SHARING	18,923	1	19,290	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**41,120**	**2**	100,051	7
12	EQUTIY IN EARNINGS OF ASSOCIATED COMPANIES	7,865	0	1,091	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**48,985**	**3**	**101,142**	7
14	INCOME OF DISCONTINUOUS OPERATIONS	-	-	-	-
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	48,985	3	101,142	7
16	EXTRAORDINARY ITEMS, NET EXPENSES (INCOME)	-	-	-	-
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	-	-	-	-
18	**NET INCOME**	**48,985**	**3**	**101,142**	**7**
19	MINORITY INCOME	24,304	1	42,244	3
20	**MAJORITY INCOME**	**24,681**	**1**	**58,898**	**4**

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

4TH. QUARTER 2003 vs 4TH. QUARTER 2002

(Thousands of Pesos)

REF T	CONCEPTS	3RD. QUARTER 2003		3RD. QUARTER 2002	
		Amount	%	Amount	%
1	**NET SALES**	**1,647,835**	**100**	**1,454,024**	**100**
21	DOMESTIC	1,531,081	93	1,356,019	93
22	FOREIGN	116,754	7	98,005	7
23	TRANSLATED INTO DOLLARS (***)	10,225	1	9,147	1
6	**COMPREHENSIVE FINANCING COST**	**16,916**	**100**	**29,414**	**100**
24	INTEREST EXPENSE	28,241	167	34,629	118
25	FOREING EXCHANGE LOSS	2,587	15	3,381	11
26	INTEREST INCOME	337	2	(1,648)	(6)
27	FOREING EXCHANGE GAIN	-	-	-	-
28	MONETARY POSITION GAIN	(13,575)	(80)	(10,244)	(35)
8	**OTHER EXPENSE (INCOME)**	**14,413**	**100**	**(5,618)**	**100**
29	OTHER NET EXPENSES (INCOME), NET	14,413	126	(5,618)	40
30	(PROFIT) LOSS ON SALE OF OWN SHARES	-	-	-	-
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	-	-	-	-
10	**RESERVE FOR INCOME TAXES AND PROFIT SHARING**	**18,923**	**100**	**19,290**	**100**
32	INCOME TAX	57,441	304	19,290	100
33	DEFERRED INCOME TAX	(38,518)	(204)	-	-
34	WORKERS' PROFIT SHARING	-	-	-	-
35	DEFERRED WORKERS' PROFIT SHARING	-	-	-	-

Members of the Board:
The year 2003 was characterized by strong contrasts, showing evidences of a world-wide economic recovery, starting with the United States of America and China, followed by Japan, that after some years of economic stagnation are now showing recovery signs.

Yet, Mexico's GDP grew only 1.3% in real terms, resulting in a flat domestic consumption.

For Grupo Herdez, 2003 was also a year of great contrasts, as for a second year in a row, we achieved record sales both in terms of volume and pesos, established important agreements with world-wide leader companies, started up the most modern pasta production facility in Latin America, as well as initiated the construction of a new and modern manufacturing plant for McCormick de Mexico, S.A. de C.V. Nevertheless, in spite of all these achievements, our earnings decreased in comparison with the previous year.

Regarding the fourth quarter of the year, our sales increased 10% in real terms, reaching $1,594mn pesos, 13% more than the period's budget. Net profit was $24mn pesos, which compares favorably with the loss of the third quarter of 2003.

In 2003 Grupo Herdez sold 42.7mn cases, showing an increase of 13.7% compared to 2002. Annual sales reached $5,099mn pesos, 7.3% more in real terms than the previous year. It is worth highlighting the good results of the following lines: Juices, fruits and desserts with a 19% increase, including the new fruit drink "Festín"; as well as Sauces, Syrups, Vegetables, Pastas, Meat and seafood, among others. Our exports, increased 5.2% in cases and 12.6% in value terms over the same period. It is important to note the good performance of our Spain operations.

In spite of these good performances, our cost of goods grew 14.4% due in a sense to the global economic recovery. Yet, in spite of price increases carried out during the year, we were not able to transfer all raw and packaging materials' increases on to our consumers.

In order to maintain the market share of our main products and also because of the high investments carried out by our competition in the market, we were forced to increase our advertising and promotions' investments, resulting in a 9.4% real growth of operating expenses.

Our operating profit decreased $186mn or 36% and thus, our operating cash flow "EBITDA" also contracted by the same amount to end at $450mn pesos for the year.

Due to all of the above, our 2003 net profit decreased to $57mn pesos. These results included a non-recurring charge of $18.9mn, related to the sale of machinery acquired

at the time we purchased assets and brands from Kraft, as well as the expenses resulting from the start up of the Barilla plant in San Luis Potosí.

During 2003 our results were not satisfactory, and thus, we established operating measures that can be summarized in three points:

- Operating rationalization
- Efficiency
- Profitable Growth

With these measures, we will gradually return to the expected profitability and thus continue to be leaders in the markets in which we participate.

In spite of the 2003 difficulties, we will continue with expansion plans during 2004, with the innovation and launching of new products and packaging, and we will pursue strategic alliances that will enable us to carry on our profitable growth. An example of this growth was the agreement established with Heineken, leader in the beer industry, which undoubtedly will be a profitable business, opening greater opportunities in the Institutional market.

It is also important to highlight that our "mom & pop" stores distribution channel, had a good year, reaching more than 15'000 points of sale.

With great pride we inform you of the recognition granted to us by our clients "Walmart" and "Soriana" as the best supplier in our sector for the year 2003, confirming thus our commitment to service.

During 2004, we announce with great satisfaction, that we reached 90 years of providing our clients and consumers with high quality and prestigious products. We will continue to renew and consolidate ourselves in order to remain leader in the markets in which we participate for at least another 90 years.

We extend our sincere thanks to our executives and employees, to our partners, McCormick, Hormel and Barilla, as well as to our clients, suppliers and in particular to our shareholders, for their trust in us.

Today, Tomorrow and Always,
"With all Trust ... is Herdez"

Enrique Hernández-Pons Torres
President

NOTE 1. STRUCTURE OF THE COMPANY.

THE MAIN ACTIVITIES OF GRUPO HERDEZ ARE:

A) TO PROMOTE, CONSTITUTE, ORGANIZE, AND TAKE SHARE IN THE CAPITAL STOCK OF ALL ENTERPRISES, AS MEXICANS TO FOREIGNS, AND TO SHARE IN THEIR ADMINISTRATION OR LIQUIDATION.

B) THE ACQUISITION, SELLING AND THE NEGOTIATIONS OF ALL KIND OF SECURITIES PERMITTED BY LAW, WITHOUT TO MAKE ACTS OF INTERMEDIATION IN THE MEXICAN MARKET STOCK.

GRUPO HERDEZ SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES:

HERDEZ, S.A. DE C.V., GRUPO BUFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MCCORMICK DE MEXICO, S.A. DE C.V., AND SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.

HERDEZ, S.A. DE C.V. SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES:
ARPONS, S.A. DE C.V., HERIMEX, S.A. DE C.V., HERSAIL, S.A. DE C.V., HERPORT, S.A. DE C.V. AND GRUPO INMOBILIARIO.

NOTE 2. ACCOUNTING POLICIES.

A) ALL THE MAIN OPERATIONS AND BALANCES INTER COMPANIES ARE ELIMINATED IN THE CONSOLIDATION. IN THE INDIVIDUAL COMPARATIVE FINANCIAL STATEMENTS ARE PRESENTED THE INVESTMENT IN SUBSIDIARIES WITH THE EQUITY METHOD. NET GOODWILL IS ADDED TO THIS ROW.

B) SHORT TERM INVESTMENTS ARE STATED AT COST, APPROXIMATES MARKET VALUE.

C) INVENTORIES ARE EXPRESSED AT THE LAST PURCHASE PRICE OR PRODUCTION COST, WHICH DOES NOT EXCEED MARKET. COST OF SALES IS DETERMINED BY THE LAST-IN FIRST-OUT METHOD.

D) PROPERTY, PLANT AND EQUIPMENT AND THE RELATED ACCUMULATED DEPRECIATION ARE RESTATED BY APPLYING THE NATIONAL CONSUMER PRICE INDEX (NCPI) IN ACCORDANCE WITH THE FIFTH SERIES OF

AMENDMENTS TO STATEMENT B-10 OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. (MIPA)

THE ADMINISTRATION OF THE COMPANY CONSIDERED THAT THE UPDATING OF THE FIXED ASSETS OF 2001, WOULD BE GREATER THAN THE MARKET VALUE , FOR THIS REASON THE VALUE OF THE FIXED ASSETS WERE LIMITED UNTIL 31 AS DECEMBER OF 2001.

AS THE SAME WAY, THE SHIPS OF YAVAROS WILL BE UPDATED WITH THE (NCPI) OF THE COUNTRY WHERE WERE ACQUIRED, BECAUSE THE VALUE IS MORE REALISTIC ACCORDING WITH THEIR CHARACTERISTICS.

E) TRANSACTIONS IN FOREIGN CURRENCIES ARE RECORDED AT THE RATES OF EXCHANGE PREVAILING ON THE DATES THEY ARE ENTERED INTO AND/OR SETTLED. ASSETS AND LIABILITIES DENOMINATED IN SUCH CURRENCIES ARE STATED AT THE MEXICAN PESO EQUIVALENTS RESULTING FROM APPLYING THE YEAR -END RATES. EXCHANGE DIFFERENCES ARISING FROM FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE DATES ON WHICH TRANSACTIONS ARE ENTERED AND THOSE ON WHICH THEY ARE SETTLED, OR THE BALANCE SHEET DATES, ARE CHARGED OR CREDITED TO INCOME.

NOTE 3. PROPERTY, PLANT AND EQUIPMENT.

PROPERTY	270,110	38,119	231,991	351,199	143,081	440,109
MACHINERY	673,941	233,201	440,740	895,814	453,713	882,841
TRANSPORT EQ.	23,900	13,691	10,209	36,330	25,861	20,678
OFFICE EQUIPM.	28,271	12,637	15,634	37,270	27,403	25,501
COMPUTER EQ.	34,522	25,576	8,946	10,190	5,437	13,699
OTHER	18,980	8,034	10,946	101,893	82,854	29,985
Total Deprec	1,049,724	331,258	718,466	1,432,696	738,349	1,412,813
No Depreciation Assets						
GROUNDS	87,194		87,194	155,178		242,372
CONST. IN PROC	161,947		161,947	7,958		169,905
No Depr. TOTAL	249,141		249,141	163,136		412,277
TOTAL	1,298,865	331,258	967,607	1,595,832	738,349	1,825,090

NOTE 4. CONTINGENT LIABILITIES.

THIS BALANCE IS INTEGRATED FOR THE SENIORITY PREMIUMS THAT ALL THE WORKERS HAVE RIGTH WHEN THEY FINISH THEIR LABOR RELATION AFTER 12 YEARS OF SERVICE ACCORDING WITH THE COLLECTIVE LABOR CONTRACT LESS THE AMOUNT THAT THE COMPANY HAS IN AN IRREVOCABLE TRUST

FUND. ALL THE AMOUNTS HAVE BEEN DETERMINED BASED ON ACTUARIAL CALCULATIONS.

BELOW IS A SUMMARY OF THE MAIN CONSOLIDATED FINANCIAL DATA RELATIVE TO THE SENIORITY PREMIUMS AND PENSION PLANS.

	2003
PROJECTED BENEFIT OBLIGATION	(66,960)
PLAN ASSETS AT MARKET VALUE	11,250
UNAMORTIZED PRIOR SERVICE COST	30,011
UNAMORTIZED VARIATION IN ASSUMPTIONS AND ACTUARIAL ADJUSTMENTS	5,521
PROJECTED NET LIABILITY	(20,179)
ACCUMULATED BENEFIT OBLIGATION	(50,535)
UNAMORTIZED TRANSITION ASSET	30,357
NET COST FOR THE PERIOD	$ 9,273

THE TRANSITION LIABILITY IS AMORTIZED BY THE STRAIGHT LINE METHOD OVER THE AVERAGE REMAINING USEFUL LIVES OF THE EMPLOYEES EXPECTED TO RECEIVE THE BENEFITS (APPROXIMATELY 16 YEARS).

OTHER COMPENSATIONS BASED ON LENGTH OF SERVICE TO WHICH EMPLOYEES MAY BE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE FEDERAL LABOR LAW, ARE CHARGED TO INCOME IN THE YEAR IN WHICH THEY BECOME PAYABLE.

NOTE 5. EQUITY.

EQUITY IS INTEGRATED AS FOLLOWS:

	HISTORICAL	RESTATEMENT	TOTAL
CAPITAL STOCK	421,392	388,418	809,810
PREMIUM IN SALES OF SHARES	43,572	144,795	188,367
LEGAL RESERVE	40,588	39,599	80,187
RETAINED EARNINGS	1,135,821	1,118,426	2,254,247
REPURCHASE FUND	26,391	140,756	167,147
DEFICIT IN THE RESTATEMENT OF CAPITAL		(1,991,448)	(1,991,448)
NET INCOME	56,929	0	56,929
TOTAL	1,724,693	(159,454)	1,565,239

NOTE 6. REPURCHASE FUND.

IN EXTRAORDINARY MEETING CELEBRATED IN MARCH 1994, PRIOR AGREEMENT OF THE BOARD OF DIRECTORS AND IN TERMS OF THE SECURITIES MARKET LAW IT WAS DECIDED TO CREATE THIS REPURCHASE FUND IN AN AMOUNT OF $50,000 NOMINAL.
THIS FUND HAS BEEN UTILIZED SINCE JUNE 1998 ACQUIRING 2,564,000 TO $3.74 PER SHARE IN AVERAGE.
DURING 1999 3,499,000 MORE SHARES WERE ACQUIRED AT $3.08247 AVERAGE PRICE PER SHARE.
DURING 2000 1,466,000 MORE SHARES WERE ACQUIRED AT $3.00467 AVERAGE PRICE PER SHARE.
DURING 2001 1,915,037 MORE SHARES WERE ACQUIRED AT $2.5067 AVERAGE PRICE PER SHARE.
DURING 2002 WE SOLD 60,100 SHARES AT $4.0125 AVERAGE PRICE PER SHARE.
DURING 2002 570,000 MORE SHARES WERE ACQUIRED AT $3.8877 AVERAGE PRICE PER SHARE.
DURING 2003 WE SOLD 463,000 SHARES AT $3.4683 AVERAGE PRICE PER SHARE.
DURING 2003 1,384,400 MORE SHARES WERE ACQUIRED AT $3.4504 AVERAGE PRICE PER SHARE.

NOTE 7. COMPREHENSIVE FINANCING COST.

CONSOLIDATED DATA

PAID INTERESTS	122,401
GAIN INTERESTS	5,530
EXCHANGE LOSS	13,174
GAIN ON NET MONETARY POSITION	(25,775)
TOTAL	104,270

NOTE 8. DEFFERRED TAXES.

IN ACCORDANCE WITH ACCOUNTING PRINCIPLES, WE HAVE TO RECOGNIZE SINCE THIS BEGINNING OF THE YEAR THE DEFFERRED TAXES OF INCOME TAX DERIVATED OF THE COMPARISON OF FISCAL AND ACCOUNT VALUES OF INVENTORIES AND FIXED ASSETS.

THE ACCUMULATED EFFECTS AS 31 OF DECEMBER WERE:

IN RESULTS: IN THE PROVISION TAXES	(46,034)
IN LIABILITIES: IN DEFFERRED TAXES	333,861

NOTE 9. MONTHLY NET INCOME (HISTORICAL AND UPDATED)

MONTH	HISTORICAL INCOME		N P C I		FACTOR	UPDATED INCOME	
	MONTH	ACCUM	CLOSING	ORIGEN		MONTH	ACCUM
Jan-03	10,406	10,406	106.996	103.320	1.0355	10,775	10,775
Feb-03	10,406	20,812	106.996	103.607	1.0327	10,746	21,522
Mar-03	10,406	31,217	106.996	104.261	1.0262	10,678	32,199
Apr-03	9,538	40,755	106.996	104.439	1.0244	9,771	41,970
May-03	9,538	50,293	106.996	104.102	1.0277	9,802	51,772
Jun-03	9,751	60,044	106.996	104.188	1.0269	10,013	61,786
Jul-03	(9,596)	50,448	106.996	104.339	1.0254	(9,840)	51,946
Aug-03	(9,596)	40,852	106.996	104.652	1.0223	(9,810)	42,136
Sep-03	(9,596)	31,256	106.996	105.275	1.0163	(9,752)	32,383
Oct-03	8,060	39,316	106.996	105.661	1.0126	8,162	40,545
Nov-03	8,060	47,376	106.996	106.538	1.0042	8,094	48,639
Dec-03	8,290	55,665	106.996	106.996	1.0000	8,290	56,929

AT DECEMBER 31, 2003 THE COMPANY HAD THE FOLLOWING MONETARY ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

	CONSOLIDATED
MONETARY ASSETS	11,602
MONETARY LIABILITIES	38,263
NET POSITION	(26,661)

AT DECEMBER 31, 2003, THE COMPANY HAD THE FOLLOWING NON MONETARY ASSETS IN FOREIGN CURRENCY.

	CONSOLIDATED
INVENTORIES	5,337
MACHINERY AND EQUIPMENT	103,012
TOTAL	108,349

DATA OF TRADE BALANCE CAN BE SEEN IN THE ANEX 6.

NOTA 10. INFORMATION BY BUSSINES AND GEOGRAPHICAL SEGMENTS.

THE ADMINISTRATION OF THE GROUP PREPARES INTERNALLY FINANCIAL INFORMATION THAT IT WORKS AS A BASE TO EVALUATE AND MAKE DECISIONS, BECAUSE OF THAT WE PRESENT THE INFORMATION BY BUSSINES AND GEOGRAPHICAL SEGMENTS.

(MILLIONS PESOS)
2003

	MÉXICO	ESTADOS UNIDOS	TOTAL
NET SALES	4,740	359	5,099
OPERATING PROFIT	306	21	327
NET INCOME	53	4	57
DEPR AND AMORT	114	8	122
EBITDA	421	29	450
TOTAL ASSETS	4,253	286	4,539
TOTAL LIABILITIES	2,323	156	2,479

THE INFORMATION BY BUSSINES SEGMENTS IS THE SAME BECAUSE THE SECTOR IS ONLY FOOD PRODUCTOS TO HUMAN CONSUMPTION.

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

QUARTER: 4 YEAR 2003
CONSOLIDATED INFORMATION

JUDGED INFORMATION

	COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousand of Pesos) Acquisiton Cost	Present Value
	SUBSIDIARIES					
1	HERDEZ, S.A. DE C.V.	PRODS ALIMENT ENVAS	300,000,000	100	91,310	717,441
2	MCCORMICK DE MEXICO, S.A. DE C.V.	PRODS ALIMENT ENVAS	450,000,000	50	163,603	303,607
3	GRUPO BUFALO, S.A. DE C.V.	PRODS ALIMENT ENVAS	37,000,063	100	38,465	103,200
4	MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95	12,427	20,060
5	YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100	73,575	52,110
6	HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODS ALIM	1,000,000	50	29,782	59,312
7	ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	100	11,060	55,688
8	ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V.	PROD VEGET DESHIDRAT	5,388,187	100	35,459	42,754
9	HERSEA, S.A. DE C.V.	PESCA Y COMERCIALIZACION DE PROD MAR	40,050	100	40,000	44,968
10	SOCIEDAD DE DESARROLLO AGRICOLA, S.A. DE C.V.	PRODUCC AGROPECUARIA, FORESTAL Y APIC	4,550,000	50	2,275	-1,333
11	BARILLA MEXICO, S.A. DE C.V.	IMPORT DE PASTAS Y SALSAS	117,748,096	50	88,874	131,414
	OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)					
	Total Investment in Subsidiaries				586,830	1,529,221
	ASSOCIATEDS COMPANIES					
1	Other Affiliated Companies		1	0	156,628	156,628
2						
3						
	Other Associated Companies (4) (No. DE ASOC.:)					
	Total Investment in Associated Companies				156,628	156,628
	Other permanent investment					
	T O T A L				743,458	1,685,849

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

CREDITS BREAK DOWN
(Thousand of Pesos)

QUARTER: 4 YEAR 2003
CONSOLIDATED INFORMATION

JUDGED INFORMATION

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits In Foreign Currency with National Entities (Thousand of Pesos)						Amortization of Credits In Foreign Currency with Foreign Entities (Thousand of Pesos)					
			Until 1 Year	More than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
Banks																
1 BANCOMER	12/02/04	6.68	15,000	0												
2 BANCOMER	06/01/04	7.4	40,000	0												
3 BANCOMER	12/02/04	6.68	10,000	0												
4 BANCOMER*	30/06/05	7.25	30,000	15,000												
5 BANCOMER**	31/01/05	7.25	45,000	2,500												
6 BANCOMER*****	31/01/06	7.25	50,000	62,500												
7 BBVA BANCOMER ESPAÑA	17/09/04	4.5	0	0							4,424					
8 BBVA BANCOMER ESPAÑA	17/09/04	3.35	0	0							20,843					
9 BBVA BANCOMER ESPAÑA	17/09/04	3.75	0	0							2,961					
10 BBVA BANCOMER ESPAÑA	13/07/08	3.14	0	0												31,020
11 CAIXA PENEDES	19/06/05	7.75	0	0									38			
12 CAIXA PENEDES	07/11/05	7.75	0	0									170			
13 G.E. CAPITAL*****	29/08/08	3.65	0	0	24,722		24,720	24,722	24,722	12,361						
14 G.E. CAPITAL*****	29/08/08	3.65	0	0	31,464		31,464	31,464	31,464	15,733						
15 INBURSA	24/02/04	7.7	7,000	0												
16 INBURSA	01/06/08	7.5	0	100,000												
17 INBURSA	11/12/07	7.5	0	55,000												
18 INBURSA	18/03/07	7.5	0	100,000												
19 INBURSA	01/06/08	7.5	0	100,000												
20 INBURSA	01/06/08	7.5	0	72,000												
21 INBURSA	25/07/07	3.72	0	0					89,898							
22 INBURSA	01/06/08	7.5	0	25,000												
23 INBURSA	25/06/08	7.5	0	55,000												
24 INBURSA	18/03/07	7.5	0	130,000												
25 IXE	22/01/04	7.9	14,000	0												
26 IXE	12/02/04	6.65	20,000	0												
27 IXE	12/02/04	6.65	8,000	0												
28 IXE	13/01/04	0.07	13,000	0												
29 IXE	12/02/04	0.07	35,000	0												
30 SCOTIABANK INVERLAT	13/01/04	0.06	30,000	0												
31 SCOTIABANK INVERLAT	12/02/04	0.06	10,000	0												
32 SCOTIABANK INVERLAT	30/09/08	0.07	6,250	93,750												
33 SCOTIABANK INVERLAT	15/01/04	0.06	18,000	0												
34 SCOTIABANK INVERLAT	13/01/04	0.07	20,000	0												
35 SCOTIABANK INVERLAT****	30/06/08	0.07	12,500	87,500												
Total Bank Loans			383,750	898,250	56,186	0	56,184	56,186	146,084	28,094	28,228	0	208	0	0	31,020
Suppliers																
1 VARIOS PROVEEDORES			331,834	0							10,342					
2																
3																
Total Suppliers			331,834	0	0	0	0	0	0	0	10,342	0	0	0	0	0
Other Current Liabilities and other Credits																
1 **Other Current Liabilities and other Credits**			69,267	0							17,432					
T O T A L			784,851	898,250	56,186	0	56,184	56,186	146,084	28,094	56,002	0	208	0	0	31,020

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE

(Thousand of Pesos)

JUDGED INFORMATION

QUARTER: 4 YEAR 2003
CONSOLIDATED INFORMATION

TRADE BALANCE	DOLARS		OTHER CURRENCIES		TOTAL
	Thousand of Dolars	Thousand of Pesos	Thousand of Dolars	Thousand of Pesos	Thousand of Pesos
FOREIGN MONETARY POSITION					
TOTAL ASSETS	6,968	78,301	3,691	52,076	130,377
LIABILITIES POSITION	28,524	354,240	5,371	75,724	429,964
SHORT TERM LIABILITIES POSITION	3,024	67,691	3,156	44,496	112,187
LONG TERM LIABILITIES POSITION	25,500	286,549	2,215	31,228	317,777
NET BALANCE	-21,556	-275,939	-1,680	-23,648	-299,587

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)

(Thousand of Pesos)

JUDGED INFORMATION

QUARTER: 4 YEAR 2003
CONSOLIDATED INFORMATION

Month	Monetary Assets	Monetary Liabilities	(Asset)Liabilities Monetary Position	Monthly Inflation	Monthly (Profit)and Loss
January	2,154,842	2,550,248	395,406	0.01	1,638
February	1,900,850	2,336,254	435,404	0.01	1,214
March	1,989,799	2,375,391	385,592	0.01	2,493
April	1,996,278	2,441,704	445,427	0.01	776
May	1,997,426	2,518,776	521,350	-0.01	-1,715
June	1,989,807	2,569,729	579,922	0.01	477
July	2,032,942	2,576,367	543,425	0.01	780
August	1,942,225	2,685,264	743,039	0.01	2,204
September	1,989,145	2,753,774	764,629	0.01	4,586
October	2,040,654	2,794,862	754,208	0.01	2,750
November	2,121,144	2,833,583	712,438	0.01	5,940
December	2,286,230	3,315,595	1,029,365	0.01	4,632
Actualization					0
Capitalizacion					0
Foreign Corp.					0
Other					0
T O T A L					25,775

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

JUDGED INFORMATION

QUARTER: 4 YEAR 2003
CONSOLIDATED INFORMATION

	PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
1	PLANTA MÉXICO	FAB MAY, MOST, JUGOS Y MERM	11,500	77
2	PLANTA S.L.P. LA PAZ	FAB MAY, MOST, ESPECIAS, TES	5,000	82
3	PLANTA S.L.P. INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS	5,500	70
4	PLANTA VERACRUZ	FAB CHILES, FRUTAS, JUGOS	6,000	50
5	PLANTA ENSENADA	FAB SALSAS, ACEITUNAS	1,500	58
6	PLANTA YAVAROS	ENLATADO DE SARDINA	800	60
7	PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	80
8	PLANTA VALLEJO	FAB DE CREMAS, JABONES	500	30
9	CENTRO DISTR MÉXICO	DISTR PROD HERDEZ, D MARIA, MCCORMICK	17,272	95
10	CENTRO DISTR CHIHUAHUA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,300	90
11	CENTRO DISTR S.L.P.	DISTR PROD HERDEZ, D MARIA, MCCORMICK	6,420	90
12	CENTRO DISTR GUADALAJARA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,843	90
13	CENTRO DISTR MÉRIDA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	1,600	90
14	CENTRO DISTR TIJUANA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,355	90
15	CENTRO DISTR MONTERREY	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,204	90
16	CENTRO DISTR PUEBLA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	5,550	90
15				
16				
17				

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MAIN RAW MATERIALS

JUDGED INFORMATION

QUARTER: 4 YEAR 2003
CONSOLIDATED INFORMATION

	DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
1	VASO	VITROCRISA				2.21
2	CARTON	ENVASES Y EMPAQUES DE MEXICO				2.49
3	ETIQUETA	LITOPLAS				2.16
4	TAPA	ALUCAPS MEXICANA				3.49
5	BOTE	INDUSTRIA METALICA DEL ENVASE				10.81
6	FRASCO	VIDRIERA QUERETARO				10.91
7	PLASTICOS	LITOPLAS				0.53
8	TETRAPAK	TETRAPAK				0.4
9	PELICULAS	PRORUSA				0.07
10	CAJILLA	PAESANO PRINTING				0.4
11	ACEITE DE SOYA	ACEITES CARGILL				9.39
12						

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

JUDGED INFORMATION

QUARTER: 4 YEAR 2003
CONSOLIDATED INFORMATION

DOMESTIC SELLS

	MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET		MAIN
		VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE (%)	TRADEMARKS	COSTUMERS
1	SALSAS Y ADEREZOS	18,939	1,226,146	15,425	2,371,999		HERDEZ	CIFRA WALL MART
2	JUGOS FRUTAS Y POST	5,607	376,039	5,519	608,180		DOÑA MARIA	COMERCIAL MEXICANA
3	VEGETALES	4,065	227,544	3,312	521,866		MCCORMICK	GIGANTE
4	MARISCOS Y CARNES	3,152	389,605	2,756	630,823		CARLOTA	SORIANA
5	VARIOS	1,400	19,550	242	127,089		YAVAROS	ISSSTE
6	PASTAS Y SALSAS	12,737	272,239	12,132	480,148		BUFALO	
7							BARILLA	
8							YEMINA	
5								
6								
	T O T A L		2,511,123		4,740,105			

FOREIGN SELLS

	MAIN PRODUCTS	NET SELLS		DESTINATION	MAIN	
		VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
1	SALSAS Y ADEREZOS	2,439	240,685	USA	USA	HERDEZ
2	JUGOS FRUTAS Y POST	138	41,458	CENTROAMERIC	CENTROAMERIC	DOÑA MARIA
3	VEGETALES	499	43,363	SUDAMERICA	SUDAMERICA	BUFALO
4	MARISCOS Y CARNES	234	32,139	EUROPA	EUROPA	
5	VARIOS	8	1,121			
5						
6						
	T O T A L		358,766			

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

QUARTER: 4 YEAR 2003
CONSOLIDATED INFORMATION

JUDGED INFORMATION

CHARACTERISTICS OF THE SHARES

			NUMBER OF SHARES				CAPITAL STOCK (Thousand of Pesos)	
SERIES	NOMINAL VALUE	VALID CUPON	PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
*	0	0	43,200,000	377,924,663	278,091,872	143,032,791	43,227	378,165
T O T A L			43,200,000	377,924,663	278,091,872	143,032,791	43,227	378,165

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
421,124,663

REPURCHASED OWN SHARES

SERIES	NUMBERS OF SHARES	MARKET VALUE OF THE SHARE T REPURCHAS	AT QUARTER
*	10,875,337	3.17608	3.8

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

INVESTMENT INFORMATION

QUARTER: 4 YEAR 2003

JUDGED INFORMATION

CONSOLIDATED INFORMATION

SE TIENE EN PROYECTO LA CONSTRUCCION DE UNA PLANTA EN SAN LUIS POTOSI.
CONSISTE BASICAMENTE EN LA RELOCALIZACION DE LA ACTUAL QUE SE TIENE EN AVE. DE LA PAZ Y SE . INSTALARAN LINEAS CON MAYOR CAPACIDAD A LA VEZ DE TENER MAYOR ESPACIO PARA UN CRECIMIENTO FUTURO.

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THI STOCK CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 31 OF DECEMBER OF 2003 AND 2002 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASIS AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. PABLO LEZAMA VÉLEZ.
DIRECTOR DE FINANZAS.

C.P. ERNESTO RAMOS ORTIZ.
DIRECTOR EJECUTIVO DE ADMINISTRACIÓN Y FINANZAS

MÉXICO, D.F. APRIL 12 OF 2004.